

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 13, 2012

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
4 Time Square
New York, New York 10036

      Re: Guggenheim Dynamic Opportunities Fund (the "Fund")
         File Nos.: 811-22715, 333-182157

Dear Mr. Hoffman:

We have reviewed the Fund's registration statement on Form N-2 filed with the Commission on June 15, 2012. We have the following comments.

Prospectus

      General

1.   The disclosure concerning the Fund's strategy frequently uses open-ended clauses to imply that other strategies may be employed by the Fund that are not specifically disclosed. For example, in the Prospectus Summary, under the heading "Investment Portfolio," there is disclosure stating that the "Fund may invest in a **wide range** of fixed-income and **other** debt securities . . . selected from a **variety of** sectors and credit qualities. The sectors and types of Income Securities in which the Fund may invest, include, **but are not limited to** . . . municipal securities." (Emphasis added.) Please revise the registration statement to disclose all material investments (and risks).

2.   To the extent the prospectus refers to any legal authority, please identify the authority in the disclosure (*e.g.*, the Investment Company Act of 1940 ("1940 Act")) and explain what is permitted under the authority.   For example, under "Investment Restrictions," the Statement of Additional Information states that the Fund "shall not . . . [i]ssue senior securities nor borrow money, except the Fund may issue senior securities or borrow money **to the extent permitted by applicable law**.") (Emphasis added.)

Prospectus-Investment Philosophy, Investment Portfolio

3.   The prospectus discloses that the:

> Fund will pursue a strategy designed to position investors for an expected generational shift in the market for fixed income investments. The Adviser anticipates these shifts to include a period during which elevated inflation is predicted by the market and a period during which elevated inflation is reflected in economic data. The Fund's Adviser will seek to manage the Fund's portfolio by combining a strategic approach to asset allocation and duration with an opportunistic approach to investment selection. The Adviser will apply a relative value-based investment philosophy utilizing quantitative and qualitative analysis to seek to identify securities or spreads between securities that deviate from their perceived fair value and/or historical norms.

Please explain, in plain English, the meaning of this quoted disclosure and how the Fund will invest if it anticipates elevated interest rates or inflation. In this regard, please clarify the disclosure under the "Investment Portfolio," section, which states that the "Fund may hold Income Securities of any duration or maturity." What does the Fund anticipate its duration or dollar-weighted average maturity will be in current market conditions or under "elevated" interest or inflationary market conditions?

Prospectus Summary-Investment Portfolio-Investment Funds

4.   This section discloses that, "[a]s an alternative to holding investments directly, the Fund may also obtain investment exposure to Income Securities and Equity Securities by investing in other investment companies, including open-end funds, closed-end funds and exchange-traded funds. The Fund may invest in other investment companies to the maximum extent permitted by the Investment Company Act of 1940. . . ." Please disclose the percentage of assets the Fund may invest in other investment companies. Also, if applicable, please disclose that the Fund may invest in hedge funds. This disclosure should explain that hedge funds are not registered under the 1940 Act, the amount of assets the Fund may invest in hedge funds, and discuss all the related risks of investing in such funds.

Strategic Transactions

5.   In either this section, or the "Special Risks Considerations" section of the Prospectus Summary, please disclose the limitations on the amount the Fund may invest in derivatives. If there are no limitations on the Fund's investment in these instruments, please state this in the disclosure. In addition, disclose the effect of leverage on the Fund's portfolio and risks of derivatives. Also, disclose, specifically, each type of derivative in which the Fund may invest. Further, disclose if the Fund may sell or write derivatives, including total return swaps, credit default swaps, and event-linked securities.

Special Risk Considerations

6.   Please disclose all applicable capitalization risks for the companies in which the Fund may invest.

Short Sales Risk

7.   Please discuss in greater detail the Fund's use of short sales, including the costs associated with these sales. In particular, will the cost of short sales constitute a material expense of the Fund? Please confirm that the "Other Expenses" line item to the fee table includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. Alternatively, if the cost of short sales will constitute a material expense of the Fund, you may add a subcategory line item under "Other Expenses" to disclose specifically the expenses of selling short. A footnote appended to the line item should explain why the Fund pays these expenses. Please disclose the Fund's policy on the amount it may sell short or, if none, that it has no limits on the amount it may sell short and the corresponding risks.

Net Asset Value

8.   The prospectus discloses that the Fund uses independent pricing services to help fair value securities. In addition, the prospectus states that the "Fund values certain of its securities on the basis of bid quotations from independent pricing services. . . ." With respect to these "bid quotations," please clarify that the "independent pricing services" in this situation are providing the Fund with the most recent available market prices.

Statement of Additional Information

Investment Restrictions

9.   With respect to concentration, please disclose how the Fund classifies industries and disclose that privately-issued mortgage-backed securities are deemed an industry.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review